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CANNEX CAPITAL GROUP INC. AND ARCO RESOURCES CORP. SIGN LETTER OF INTENT TO COMPLETE BUSINESS COMBINATION

Beacon Securities Limited Leads Capital Raise of up to $25 million to Fund the BrightLeaf Acquisition and Growth

Vancouver, British Columbia, October 10, 2017 – Arco Resources Corp. (NEX: ARR.H) (“Arco” or the “Company”) and Cannex Capital Group Inc. (“Cannex”) are pleased to announce that they have entered into a letter of intent (the “Letter Agreement”) dated effective October 8, 2017 pursuant to which Arco will acquire all of the issued and outstanding securities of Cannex in exchange for securities of Arco (the “Transaction”).

The proposed transaction is expected to be carried out by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia) (the “BCBCA”). As a result of the Transaction, Arco, as the “Resulting Issuer”, will continue on with the business of Cannex under the name “Cannex Capital Holdings Inc.” or such other name as may be approved by the board of directors of Arco.

Cannex is a privately held company incorporated under the BCBCA. Arco is a reporting issuer in the Provinces of British Columbia and Alberta and its common shares are currently listed on NEX, a separate board of the TSX Venture Exchange (“NEX”). As contemplated by the Letter Agreement, Cannex and Arco intend to apply to delist the common shares of Arco from NEX and apply to the Canadian Securities Exchange (“CSE”) for the listing of the common shares of the Resulting Issuer upon the completion of the Transaction (the “Listing”) and to close the Transaction on the CSE.

The Company and Cannex are also pleased to announce the signing of an engagement letter with Beacon Securities Limited (the “Lead Agent”) pursuant to which, prior to the completion of the Transaction and the BLD Acquisition (as defined below), Cannex will complete an equity private placement financing (the “Financing”) of up to 25,000,000 subscription receipts (“Subscription Receipts”) of Cannex at a price of $1.00 per subscription receipt for gross proceeds of up $25,000,000.

The proceeds from the Financing will be used to fund, in part, the acquisition by Cannex of 100% of BrightLeaf Development LLC (“BLD”), a Washington State limited liability company that holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Northwest Cannabis Solutions LLC (“NWCS”) and 7Point Holdings LLC, licensed cannabis producer/processors located in Washington State. For further details on the Transaction, the BLD Acquisition and the Financing, see “Summary of the Transaction”, “Summary of the BLD Acquisition” and “Summary of the Financing” below.

Anthony Dutton, CEO of Cannex commented: “We are pleased to announce this transaction and the associated financing. We have put together a platform to provide a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and dispensaries throughout the United States and Canada, including providing turn-key real estate with operational infrastructure as well as long-term advisory and consulting services. We expect that this transaction will be the first of many.”

The Transaction is subject to, among other things, definitive agreements, the closing of the BLD Acquisition, receipt of the requisite shareholder approvals, regulatory approvals, including approval of NEX and the CSE. Prior to the completion of the Transaction, Arco expects to seek shareholder approval for the purpose of approving, among other things, (i) the election of nominees of Cannex to the board of directors of the Resulting Issuer and (ii) certain amendments to the articles of Arco, including the creation of a new class of shares referred to as Class A restricted voting convertible shares (the “Class A Shares”). Arco expects to seek such shareholder approval via the written consent of Arco shareholders holding at least 66 2/3% of the issued and outstanding common shares of Arco.

The common shares of the Company have been halted as of October 10, 2017 and may remain halted until the completion of the Transaction.

Summary of the Transaction

The Letter Agreement outlines the terms and conditions pursuant to which Arco and Cannex will complete the Transaction and will be superseded by a definitive merger or amalgamation agreement (the “Definitive Agreement”) to be signed on or before October 31, 2017 (or such other date as may be mutually agreed by the parties). Arco has also agreed, upon closing of the Transaction, to replace the Company’s board of directors with Cannex’s nominees and to enter into employment agreements with key officers of Cannex.

Pursuant to the Transaction, the issued and outstanding common shares of Cannex will be exchanged for common shares (and for certain US holders, Class A Shares) of Arco on a one-for-one basis. In addition, all outstanding incentive stock options of Cannex will be exchanged for options of the Resulting Issuer on equivalent terms after having given effect to all of the transactions contemplated by the Transaction. As of the date hereof, Cannex’s authorized capital consists of an unlimited number of common shares and an unlimited number of Class A restricted voting convertible shares (together, the “Cannex Shares”), of which 133,500,000 Cannex Shares are currently issued and outstanding with another 13,350,000 constituting the existing option pool.

As a condition precedent of the Transaction, Arco’s board of directors will approve a consolidation of Arco’s issued and outstanding share capital such that Arco will have 2,000,000 common shares post consolidation (at a deemed price of $1.00 per common share). In addition, Arco will have less than $135,000 in accounts payable and no convertible securities outstanding. In order to draw debt down to the agreed level, it is anticipated that Arco will settle an aggregate of $467,928 of debt by way of shares-for-debt settlements prior to consolidation with certain of its creditors (the “Debt Settlement”), pursuant to which Arco is expected to settle accounts payable, outstanding loans and other liabilities in exchange for the issuance of an aggregate of 3,720,000 pre-consolidated common shares. The Debt Settlement is based on a deemed price of $0.07 (pre-consolidated) per common share or $260,400 in value, which is an approximate 44% discount to the aggregate value of the booked payables.

It is anticipated that upon closing of the Transaction, the Resulting Issuer will have an aggregate of approximately 160,000,000 Resulting Issuer shares issued and outstanding, which includes the issuance of up to 25,000,000 common shares issued pursuant to the Financing. It is also anticipated that there will be up to 12,500,000 Warrants (as defined below) and 1,500,000 Compensation Options (as defined below) issued pursuant to the Financing resulting in up to approximately 174,000,000 shares of the Resulting Issuer being issued and outstanding on a fully diluted basis following closing of the Transaction on account of the Financing and excluding any stock option grants.

Summary of the BLD Acquisition

Pursuant to a letter of intent dated effective September 7, 2017 among Cannex, BLD and certain affiliates of BLD, the purchase price for BLD (the “BLD Acquistion”) will be satisfied by way of cash consideration of US$36,000,000 (the “Consideration”), including a minimum cash payment of US$10,000,000 with the balance to be settled by way of one or more 24-month interest bearing convertible vendor notes (the “Vendor Notes”). The Vendor Notes shall bear interest at 12% per annum to be paid monthly and shall include an exclusive Vendor’s option to convert all of the outstanding balance of the Vendor Notes, or a portion thereof, into Class A Shares of the Resulting Issuer at a deemed price of $1.00 per Class A Share. The BLD Acquisition is subject to the terms of definitive documentation and it is expected that the parties will enter into a definitive contribution agreement in the next 10 business days. The closing of the BLD Acquisition is a condition precedent to the completion of the Transaction.

Summary of the Financing

In connection with the Transaction, Cannex has appointed a syndicate of agents (the “Agents”) led by Beacon Securities Limited as Lead Agent and sole bookrunner to sell by way of private placement up to 25,000,000 Subscription Receipts at a price of $1.00 per Subscription Receipt for aggregate gross proceeds of up to $25,000,000.

If the Escrow Release Time (as defined below) occurs on or prior to 5:00 p.m. (Toronto time) on the date that is 90 days following the closing date of the Financing (the “Closing Date”), the Escrowed Funds (as defined herein) shall be released to Cannex and each Subscription Receipt shall be automatically exchanged, for no additional consideration, into: (i) one common share (“Common Share”) of Cannex and (ii) one-half of one common share purchase warrant of Cannex (each whole common share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one Common Share of Cannex (a “Warrant Share”) at a price of $1.50 per Warrant Share at any time during the period commencing on the Escrow Release Time and ending on the date which is 24 months from the Escrow Release Time. In connection with the Transaction and as contemplated in the Letter Agreement, the Common Shares, Warrants and Warrant Shares will be converted into equivalent common shares, warrants and warrant shares of the Resulting Issuer upon completion of the Transaction.

The Warrants may be accelerated by the Resulting Issuer, at its sole option, at any time in the event that the volume-weighted average closing price of the common shares of the Resulting Issuer, on the CSE, or such other exchange on which the common shares of the Resulting Issuer may primarily trade from time to time, is greater than or equal to $2.25 for a period of 20 consecutive trading days.

On the Closing Date, the gross proceeds of the Financing (less 50% of the Agents’ Fee (as defined below) and the reasonable expenses of the Agents) (the “Escrowed Funds”) will be deposited in escrow with a subscription receipt agent (the “Escrow Agent”) and held in trust by the Escrow Agent pending the receipt by the Escrow Agent of a joint written direction (the “Direction”) from Cannex, the Company and the Lead Agent confirming that all conditions precedent to the release of the Escrowed Funds have been satisfied or waived (the “Escrow Release Conditions”). The date on which the Escrow Release Conditions are satisfied or waived and the Direction is delivered to the Escrow Agent is herein referred to as the “Escrow Release Time”.

As consideration for their services in connection with the Financing, the Agents will receive a cash commission of 6% of the gross proceeds of the Financing (the “Agents’ Fee”). Fifty percent of the Agents’ Fee will be paid to the Agents on the Closing Date. The remaining 50% of the Agents’ Fee will be deposited into escrow and released upon satisfaction of the Escrow Release Conditions.

As additional consideration, the Agents will be granted compensation options (“Compensation Options”) on the Closing Date equal to 6% of the number of Subscription Receipts issued under the Financing. Each Compensation Option will be exercisable for one Cannex Common Share or one common share of the Resulting Issuer (subject to any necessary adjustments), as applicable, at an exercise price of $1.00 for a period of 24 months from the Escrow Release Time.

The Subscription Receipts will be offered in all provinces of Canada and such other jurisdictions as Cannex and the Lead Agent may agree where the Financing can be offered and sold without the requirement to file a prospectus or similar document.

The net proceeds from the Financing will be used to partially fund the cash component of the Consideration, for working capital and general corporate purposes.

Proposed Directors and Officers of the Resulting Issuer

Following completion of the Transaction it is anticipated that directors of the Resulting Issuer will be (i) Anthony Dutton, (ii) Leo Gontmakher, (iii) Jerry Derevyanny, (iv) Tom Peters, and (v) Greg Marshall. It is also expected that BLD will nominate two additional directors to the board of directors of the Resulting Issuer.

Following completion of the Transaction it is anticipated that the officers of the Resulting Issuer will be: (i) Anthony Dutton, Chief Executive Officer and President, (ii) Leo Gontmakher, Chief Operating Officer, (iii) D. Barry Lee, Chief Financial Officer, and (iv) Simon Anderson, Chief Financial Analyst.

The following biographies provide certain selected information in respect of the above noted persons who will be serving as directors, officers and/or management of the Resulting Issuer:

Anthony Dutton

Mr. Dutton will lead the Resulting Issuer’s corporate activities including its capital markets relationships, finance initiatives and industry relations. He will work closely with the Resulting Issuer’s Chief Operating Officer and Board of Directors to realize the Resulting Issuer’s strategic plan. He brings extensive experience in business development, strategic planning and capital markets expertise to Cannex. Mr. Dutton was CEO, co-founder and a director of IBC Advanced Alloys (TSX.V:IB) from 2007 to 2017 and is a founding public director of Trakopolis Inc. (TSX.V:TRAK). Mr. Dutton holds a BA Econ. (Honours) from the University of British Columbia, an MArch from Dalhousie University and an MBA from the Cranfield School of Management in the UK.

Leo Gontmakher

As Chief Operating Officer, Mr. Gontmakher will develop, implement and lead all operational activities of the Resulting Issuer with specific focus on facilities development and management as well as strategic cannabis industry related initiatives. Mr. Gontmakher has a successful record of success in the growing cannabis industry. He is a co-founder and key advisor to NWCS, Washington State’s largest full line cannabis cultivator and processor. In addition to his leadership at NWCS, Mr. Gontmakher is also the founder and Principal of Maha Consulting, global experts in the cannabis industry with experience in facility design, construction management, equipment sourcing, operations, product development, branding, sales and marketing strategy and software solutions. Prior to forming Maha, Mr. Gontmakher held senior management positions at North America’s largest processor and distributor of specialized seafood products. He is based in Seattle, Washington and has a BA in Business Management from the University of Arizona.

D. Barry Lee

Mr. Lee is a Founder of First Merit Group, a Vancouver British Columbia based strategic advisory firm serving early stage and high growth companies. His focus is on public and private technology and energy companies where he has a long and successful history of providing strategic planning, corporate governance and financial related advisory services. Mr. Lee is the past CEO or CFO and a director of Canadian Phoenix Resources Corp. and Watch Resources Ltd. He holds a BA from the University of Alberta.

Tom Peters

Mr. Peters is a co-founder and Managing Director at Inverness Advisors, a San Francisco based strategic advisory firm to middle-market and growth companies in the technology, media and enterprise services sectors. Prior to forming Inverness in 2012, Tom was Head of Digital Media Technology at Montgomery & Co., a firm he joined in 2005. Mr. Peters began his career in the M&A group at Dillon, Read & Co. in New York in 1987 and in 1991, he joined Hambrecht & Quist in San Francisco to help start the firm’s M&A practice. Since then he has focused on M&A advisory work and capital raising transactions for emerging growth companies. He graduated magna cum laude from Washington and Lee University and received his MBA from the University of Virginia’s Darden Graduate School of Business.

Jerry Derevyanny

Mr. Derevyanny is the current General Counsel to NWCS, Washington State’s largest full line cannabis cultivator and processor. He is also actively involved in Washington State’s legislative process sitting on several industry and government committees supporting the state’s leadership in advocating for business and consumer friendly cannabis regulation. Prior to joining NWCS, Mr. Derevyanny was a partner at Adler Vermillion & Skocilich, a New York based commercial and intellectual property litigation firm. Jerry began his legal career in 2008 at Kaye Scholer in New York as a commercial litigation associate. He graduated from the University of Washington with a degree in business administration before completing his law degree in 2008 at Boston University School of Law.

Greg Marshall

Mr. Marshall is the Founder and CEO of Logic Fund Management based in Dunedin, New Zealand. He has more than 30 years of principal investor experience across a wide variety of asset classes. He initially worked with Bain & Co in Sydney and was subsequently the Managing Director of Island Capital with offices in New York and San Francisco. Mr. Marshall founded Logic in 2003 and focuses on a wide variety of investment strategies including capital structure arbitrage and alternative investments, most recently in the liquor and gaming industries. Mr. Marshall holds an LLB from the University of Canterbury, Christchurch, New Zealand.

Further Information

Further details about the Transaction, the BLD Acquisition and the Resulting Issuer will be provided in a CSE listing statement prepared and filed by Arco in respect of the Transaction.

Investors are cautioned that, except as disclosed in the listing statement (or other disclosure document prepared by Arco) in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon.

About Cannex Capital Group Inc.

Cannex is a private Canadian company based in Vancouver, British Columbia and was incorporated under the Business Corporations Act (British Columbia). Cannex has a letter of intent to acquire 100% of Bright Leaf Development LLC, a limited liability company that holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Northwest Cannabis Solutions LLC, Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor. Cannex is currently undertaking an expansion initiative to support the acquisition and development of additional assets in both the United States and Canada that is expected to serve and support the growing legal medical and recreational cannabis market. Cannex is also exploring several international opportunities in countries that have legal and strongly regulated recreational and medical cannabis sectors.

Cannex was founded in 2017 and is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex intends to facilitate growth through cash flow from operations, strategic acquisitions and partnerships and by leveraging the expertise of its experienced operational team. Cannex will focus on providing a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and dispensaries throughout the United States and Canada, including providing turn-key real estate with operational infrastructure as well as long term advisory and consulting services.

For further information please contact:

Cannex Capital Group Inc.
Anthony Dutton, CEO
1241 Alberni Street
Vancouver, BC V6E 4R4
adutton@cannexcapital.com
604-649-7787

Arco Resources Corp.
D. Barry Lee, Director
Suite 818 – 700 West Georgia Street
Vancouver, BC V7Y 1B6
dblee@firstmg.com
604-689-8336 x 101

Neither the NEX or the CSE in any way passed upon the merits of the Financing, the BLD Acquisition, the Transaction or the listing of the common shares of the Resulting Issuer (the “Resulting Issuer Shares”), and has neither approved nor disapproved the contents of this news release. Approval of the CSE for the listing of the Resulting Issuer Shares will be subject to, among other things, the Resulting Issuer satisfying the listing requirements of the CSE. There can be no assurance that the approval of the CSE regarding the listing of the Resulting Issuer Shares will be obtained.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

All information contained in this news release with respect to Arco and Cannex was supplied by the parties, respectively, for inclusion herein, and each parties’ directors and officers have relied on the other party for any information concerning such party.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Arco’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements including statements related to the closing of the BLD Acquisition and the Transaction, expected terms and conditions of the Transaction, future developments and the business and operations of the Resulting Issuer, the completion, terms and size of the Financing and use of proceeds of the Financing and listing on the CSE.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to, the ability to find suitable subscribers for the Financing and the parties’ ability to satisfy various closing conditions of the Transaction, including the closing of the BLD Acquisition and receipt of all regulatory and applicable shareholder approvals.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Arco and Cannex disclaim any intention or obligation to update or revise such information, except as required by applicable law.